UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  7   )*


 Cylink Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

232565101
(CUSIP Number)

Kathleen S. Tillotson, Esq., Kopp Investment Advisors, 7701 France Ave. So., Suite 500
Edina, MN 55435 (612) 841-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

  08/15/00
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d- 1(b)(3) or (4), check the following box [      ].

Check the following box if a fee is being paid with the statement [      ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.))

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SCHEDULE 13D
CUSIP No. 		232565101				Page 1 of 4

l) Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person

Kopp Investment Advisors, Inc.
I.D. No. 41-1663810

2) Check the appropriate box if a Member of a Group

    (a)

    (b)

3) SEC Use Only

4) Source of Funds

 OO: Client Funds; WC

5) Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)     [     ]

6) Citizenship or Place of Organization

Minnesota

Number of shares		7) Sole Voting Power:   3,771,000
Beneficially Owned
by Each Reporting
Person With:			8) Shared Voting Power:	0

9) Sole Dispositive Power: 3,066,000

10) Shared Dispositive Power:
4,156,795

11) Aggregate Amount Beneficially Owned by Each Reporting
      Person
7,222,795

12)  Check Box if the Aggregate Amount in Row (11) Excludes
 	       Certain Shares*        [    ]

13)  Percent of Class Represented by Amount in Row (11)

23.7%

14)  Type of Reporting Person	IA



SCHEDULE 13D

CUSIP No		232565101				Page 2 of 4

l) Name of Reporting Person
   S.S. or I.R.S. Identification No. of Person

Kopp Holding Company
I.D. No. 41-1875362

2) Check the appropriate box if a Member of a Group

    (a)

    (b)

3) SEC Use Only

4) Source of Funds

Not applicable - indirect beneficial ownership

5) Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)     [   ]

6) Citizenship or Place of Organization

Minnesota

Number of shares		7) Sole Voting Power:	0
Beneficially Owned
by Each Reporting
Person With:			8) Shared Voting Power: 	0

9) Sole Dispositive Power:	0

10) Shared Dispositive Power:  0

11) Aggregate Amount Beneficially Owned by Each Reporting
      Person

7,222,795

12)  Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares*      [  ]

13)  Percent of Class Represented by Amount in Row (11)

23.7%

14)  Type of Reporting Person	HC




SCHEDULE 13D
CUSIP No.		232565101				Page 3 of 4

l) Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person

Kopp Emerging Growth Fund
I.D. No. 39-1906915

2) Check the appropriate box if a Member of a Group

    (a)

    (b)

3) SEC Use Only

4) Source of Funds

WC

5) Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)    [  ]

6) Citizenship or Place of Organization

Minnesota

Number of shares		7) Sole Voting Power:	0
Beneficially Owned
by Each Reporting
Person With:			8) Shared Voting Power:	0

9) Sole Dispositive Power:	0

10) Shared Dispositive Power:  0

11) Aggregate Amount Beneficially Owned by Each Reporting
      Person
         2,740,000

12)  Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares*         [       ]

13)  Percent of Class Represented by Amount in Row (11)

9.0%

14)  Type of Reporting Person	IV




SCHEDULE 13D

CUSIP No.	232565101                  		Page 4 of 4

l) Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person

LeRoy C. Kopp

2) Check the appropriate box if a Member of a Group

    (a)

    (b)

3) SEC Use Only

4) Source of Funds

PF, OO

5) Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)    [  ]

6) Citizenship or Place of Organization

United States

Number of shares		7) Sole Voting Power:     1,210,000
Beneficially Owned
by Each Reporting
Person With:			8) Shared Voting Power:	0

9) Sole Dispositive Power:    1,210,000

10) Shared Dispositive Power:  0

11) Aggregate Amount Beneficially Owned by Each Reporting
      Person
       8,447,595

12)  Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares*         [       ]

13)  Percent of Class Represented by Amount in Row (11)

27.7%

14)  Type of Reporting Person	IN








Item 1.  Security and Issuer

This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Cylink Corporation, a California corporation ("Company"), whose principal executive offices are located at 3151 Jay Street, Santa Clara, CA 95054. The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 30,460,857 shares outstanding, which is the total number of shares of Common Stock outstanding as of May 16, 2000, as reflected in the Company's Form 10-Q filed with the Securities and Exchange Commission ("Commission") on May 17, 2000. Unless otherwise indicated, the holdings reported herein are as of the close of business on August 15, 2000.

Item 2.  Identity and Background

(a) This statement is filed by Kopp Investment Advisors, Inc.
("KIA"), with respect to shares of Common Stock beneficially owned directly by it and held in discretionary accounts managed by KIA;
Kopp Holding Company ("KHC"), solely as the parent corporation of KIA and indirect beneficial owner of the shares beneficially owned by KIA; Kopp Emerging Growth Fund ("KEGF") with respect to shares owned directly by KEGF; and LeRoy C. Kopp individually with respect to shares of Common Stock beneficially owned directly by him and indirectly by him by virtue of his ownership of all of the stock of KHC. The foregoing persons are hereinafter sometimes referred to as "Reporting Persons." Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference. Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.


(b) The business address of each of the Reporting Persons and directors and executive officers is 7701 France Avenue South, Suite
500, Edina, MN 55435.

( c) The principal business of KIA is that of an investment advisor managing discretionary accounts owned by numerous third-party clients, including KEGF, a registered investment company incorporated under Minnesota law. KHC is a holding company engaged, through subsidiaries, in the investment industry. The principal occupation of Mr. Kopp is serving as the president of KHC and KIA.

(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.KIA and KHC are Minnesota corporations.
KEGF is a series of Kopp Funds Inc., a Minnesota corporation.  Mr.
Kopp and all other directors and executive officers of the Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock directly or indirectly beneficially owned by Mr. Kopp, which includes shares beneficially owned by the other
Reporting Persons, at August 15, 2000, was approximately $93,182,881.37. The shares beneficially owned by KIA were purchased with the investment capital of KIA or the investment capital of the owners of the discretionary accounts. The shares beneficially owned by KEGF were purchased with the working capital of the mutual fund. The shares beneficially owned directly by Mr. Kopp were purchased with his investment capital or the funds of an employee benefit plan or 501(c)(3) corporation. See Item 5 below.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The vast majority of the shares covered hereby are separately owned by hundreds of discrete, independent persons, including a single registered investment company. These persons do not act in concert in any way. The Reporting Persons pursue an investment objective of long term capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the management, operations and markets of companies in which they invest, including the Company, on a continual basis through analysis of research and discussions with industry and market observers and with representatives of such companies.


Each Reporting Person that owns shares of Common Stock assesses the Company's business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Company's shares in particular. Depending on such assessments, one or more of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of Common Stock. Such actions will depend on a variety of factors, including current and anticipated trading prices for the Common Stock, alternative investment opportunities, and general economic, financial market, and industry conditions.



The Reporting Persons understand that prior purchases of shares of Common Stock, if any, by persons named in Schedule A to this statement were made for the purpose of each such person's personal investment.Except as described in this Item 4, none of the Reporting Persons nor any other person named in Schedule A has any plans or proposals that relate to, or would result in, any matter required to be disclosed in response to paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The shares of Common Stock were not acquired for the purpose, nor with the effect, of changing or influencing the control of the Company. Neither any of the Reporting Persons nor, to the knowledge of the Reporting Persons, any client or shareholder thereof is a member of a "group" for any purpose, legally, factually, or otherwise.


Item 5.  Interest in Securities of the Issuer

(a) Through its own investment accounts, KIA is the direct owner of 316,000 shares, or approximately 1%, of the Common Stock. By virtue of separate limited powers of attorney and/or investment advisory agreements, KIA is the beneficial owner of 6,906,795 shares, or 22.7%, of the Common Stock. KIA has sole voting power over its investment accounts and, by special agreement, over a small percentage of the shares managed for clients. Under its standard investment agreement, KIA does not vote its clients' shares. KIA manages and votes shares owned by KEGF. By virtue of the relationships described in Item 2 of this statement, KHC and Mr.
Kopp have indirect beneficial ownership of the shares beneficially owned by KIA.



Mr. Kopp's beneficial ownership comprises Common Stock held in the Kopp Family Foundation ("KFF"), for which he serves as a director; held in the LeRoy C. Kopp Individual Retirement Account ("IRA"); held directly by him or in his wife's IRA. The KFF is the direct owner of 340,000 shares, or over 1% of the Common Stock.
The IRAs own 544,000 shares, or approximately 2%, of the Common Stock. Mr. Kopp owns directly 340,000 shares, or approximately 1%, of the Common Stock. In the aggregate, including the shares beneficially owned by KIA, under Section 13 of the Securities Act of 1934, Mr. Kopp may be deemed beneficially to own a total of 8,447,595 shares, or 27.7%, of the Common Stock.

(b) KIA has sole power to vote 3,771,000 shares of the Common
Stock. Pursuant to the limited powers of attorney granted to KIA by its clients, which generally are terminable immediately upon notice, KIA in effect shares with the majority of its thousands of clients the power to dispose of the Common Stock owned individually by them.
KIA has sole power to dispose of 3,066,000 shares.  In effect Mr.
Kopp has sole power to dispose of and to vote the Common Stock beneficially owned directly by him.

( c) The identity of the Reporting Person, type of transaction, date, number of shares, and price per share (excluding commission) for all transactions in the Common Stock by the Reporting Persons within the past 60 days are set forth on Schedule B attached hereto and incorporated by reference herein. Substantially all trades by the Reporting Persons are done in the over-the-counter market.

(d)With the exception of the thousands of clients of KIA and the employees of KHC, no person other than each respective record owner of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such shares of Common Stock.



(e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise expressly disclosed herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to the Common Stock. The filing of this Schedule shall NOT be construed as an admission that a Reporting Person is a beneficial owner of any shares of Common
Stock for any purpose, including for purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended from time to time.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 - A written agreement relating to the filing of this statement pursuant to Rule 13d-1(f).


Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.


Dated:                08/17/00

KOPP INVESTMENT ADVISORS, INC.

BY_________________________________

TITLE:        Chief Financial Officer

KOPP HOLDING COMPANY

BY:________________________________

TITLE:        Chief Financial Officer

KOPP FUNDS, INC.

BY:  ______________________________

TITLE:                 President

LEROY C. KOPP

___________________________________

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the
Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common
Stock (as defined) and to the attachment of this agreement to the
Schedule 13D as Exhibit 1 thereto.  IN WITNESS WHEREOF, the
undersigned hereby execute this Agreement this    17th        day of
August  2000   .



KOPP INVESTMENT ADVISORS, INC.

BY:_______________________________

TITLE:            President

KOPP HOLDING COMPANY

BY:______________________________

TITLE:            President

KOPP FUNDS, INC.

BY: ________________________________

TITLE:                 President

LEROY C. KOPP

__________________________________
























Schedule A

List of Directors, Executive Officers, and Control Persons


LeRoy C. Kopp, individually, and as sole director and president of Kopp Investment Advisors, Inc. and Kopp Holding Company

John P. Flakne as chief financial officer of KIA, KEGF, and KHC

Kathleen S. Tillotson as Executive Vice President of KEGF










































Kopp Investment Advisors - Schedule B

 Daily Trade Report
" June 16, 2000 through August 15, 2000 "

Trade	Reporting
Date	Person	Activity	Quantity	Symbol	Price

08-15-00	CTRL	SELL	8000	cylk	13.25
08-15-00	KIA	BUY	2000	cylk	13.25
08-15-00	KIA	BUY	1000	cylk	13.31
08-15-00	KIA	BUY	20000	cylk	13.34
08-15-00	KIA	BUY	10000	cylk	13.34
08-14-00	CTRL	SELL	10000	cylk	12.88
08-14-00	KIA	BUY	10000	cylk	12.71
08-14-00	KIA	BUY	10000	cylk	13.00
08-09-00	KIA	BUY	15000	cylk	13.16
08-09-00	CTRL	SELL	5000	cylk	13.06
08-09-00	KIA	BUY	10000	cylk	13.16
08-09-00	KIA	BUY	10000	cylk	13.16
08-08-00	KIA	BUY	3000	cylk	10.94
08-08-00	KIA	BUY	5000	cylk	10.94
08-08-00	KIA	BUY	15000	cylk	11.42
08-08-00	KIA	BUY	15000	cylk	11.42
08-08-00	KIA	BUY	600	cylk	11.88
08-08-00	CTRL	SELL	5000	cylk	11.59
08-08-00	CTRL	BUY	2100	cylk	11.88
08-08-00	KIA	BUY	5500	cylk	11.88
08-08-00	KIA	BUY	1200	cylk	11.88
08-07-00	KIA	BUY	10000	cylk	11.38
08-07-00	KIA	BUY	4000	cylk	11.13
08-07-00	KIA	BUY	1500	cylk	11.50
08-07-00	KIA	BUY	20000	cylk	11.15
08-07-00	KIA	BUY	1500	cylk	11.38
08-07-00	KIA	BUY	900	cylk	11.63
08-07-00	KIA	BUY	100	cylk	11.69
08-07-00	KIA	BUY	200	cylk	11.88
08-07-00	KIA	BUY	300	cylk	11.50
08-07-00	KIA	BUY	30000	cylk	11.13
08-07-00	KIA	BUY	20000	cylk	11.13
08-03-00	KIA	BUY	1000	cylk	12.97
08-03-00	KIA	BUY	1000	cylk	13.00
08-03-00	KIA	BUY	5000	cylk	11.77
08-03-00	KIA	BUY	3000	cylk	11.77
08-03-00	KIA	BUY	3000	cylk	11.77
08-02-00	KIA	BUY	1000	cylk	13.00
08-02-00	KIA	BUY	1500	cylk	13.13
08-02-00	KIA	BUY	3000	cylk	12.75
08-02-00	KIA	BUY	3000	cylk	12.63
08-01-00	KIA	SELL	1100	cylk	11.80
08-01-00	KIA	SELL	900	cylk	11.75
08-01-00	KIA	BUY	5000	cylk	12.00
08-01-00	KIA	BUY	3000	cylk	12.00
08-01-00	KIA	BUY	3000	cylk	12.00
07-28-00	KIA	BUY	2500	cylk	13.63
07-28-00	KIA	BUY	10000	cylk	14.56
07-28-00	KIA	BUY	2500	cylk	14.50
07-28-00	KIA	BUY	2500	cylk	14.50
07-28-00	KIA	BUY	2500	cylk	14.44
07-27-00	KIA	BUY	600	cylk	13.44
07-27-00	KIA	BUY	500	cylk	13.50
07-27-00	KIA	BUY	900	cylk	13.56
07-24-00	KIA	BUY	2000	cylk	14.13
07-21-00	KIA	BUY	1000	cylk	16.00
07-21-00	KIA	BUY	1000	cylk	16.50
07-20-00	KIA	BUY	2000	cylk	16.63
07-20-00	KIA	BUY	500	cylk	16.63
07-20-00	KIA	BUY	750	cylk	16.63
07-20-00	KIA	BUY	400	cylk	16.88
07-20-00	KIA	BUY	600	cylk	16.81
07-20-00	KIA	BUY	500	cylk	16.63
07-20-00	KIA	BUY	1500	cylk	16.75
07-20-00	KIA	BUY	1200	cylk	17.00
07-20-00	KIA	BUY	1500	cylk	16.63
07-20-00	KIA	BUY	1500	cylk	16.63
07-20-00	KIA	BUY	1500	cylk	16.81
07-19-00	KIA	BUY	7000	cylk	17.00
07-19-00	KIA	BUY	800	cylk	17.13
07-19-00	KIA	BUY	100	cylk	17.25
07-19-00	KIA	BUY	100	cylk	17.19
07-19-00	KIA	BUY	1000	cylk	17.25
07-19-00	KIA	BUY	3000	cylk	17.06
07-19-00	KIA	BUY	10000	cylk	17.28
07-17-00	KIA	SELL	300	cylk	16.75
07-17-00	KIA	SELL	1700	cylk	17.00
07-17-00	KIA	BUY	15000	cylk	17.19
07-17-00	KIA	BUY	5000	cylk	17.03
07-12-00	KIA	SELL	100	cylk	17.44
07-07-00	KIA	SELL	200	cylk	18.81
07-07-00	KIA	SELL	200	cylk	19.00
07-07-00	KIA	SELL	500	cylk	18.36
07-06-00	KIA	SELL	300	cylk	18.00
06-30-00	KEGF	BUY	10000	cylk	19.53
06-30-00	KIA	BUY	600	cylk	19.88
06-30-00	KIA	BUY	1000	cylk	19.88
06-30-00	KIA	BUY	5000	cylk	19.40
06-29-00	KEGF	BUY	10000	cylk	19.25
06-29-00	KEGF	BUY	10000	cylk	19.50
06-29-00	KEGF	BUY	20000	cylk	19.39
06-28-00	KEGF	BUY	40000	cylk	18.25
06-28-00	KIA	BUY	5000	cylk	16.88
06-27-00	KEGF	BUY	35000	cylk	16.61
06-27-00	KEGF	BUY	5000	cylk	15.91
06-27-00	KIA	BUY	5000	cylk	16.00
06-27-00	KIA	BUY	2000	cylk	16.93
06-27-00	KIA	BUY	500	cylk	15.81
06-27-00	KIA	BUY	600	cylk	15.77
06-27-00	KIA	BUY	600	cylk	15.88
06-27-00	KIA	BUY	100	cylk	15.94
06-27-00	KIA	BUY	700	cylk	16.01
06-26-00	KIA	BUY	2500	cylk	14.69
06-26-00	KEGF	BUY	20000	cylk	15.78
06-26-00	KIA	BUY	15000	cylk	15.98
06-26-00	KIA	BUY	5000	cylk	15.69
06-23-00	KIA	BUY	1500	cylk	14.69
06-23-00	KEGF	BUY	10000	cylk	14.94
06-23-00	KIA	BUY	5000	cylk	14.62
06-22-00	KIA	BUY	700	cylk	14.88
06-22-00	KIA	BUY	700	cylk	14.88
06-22-00	KIA	BUY	1000	cylk	14.94
06-22-00	KIA	BUY	1000	cylk	14.94
06-22-00	KIA	BUY	1500	cylk	14.94
06-22-00	KIA	BUY	1500	cylk	15.00
06-21-00	KIA	BUY	500	cylk	15.00
06-21-00	KIA	BUY	100	cylk	14.88
06-21-00	KIA	BUY	1500	cylk	15.00
06-21-00	KIA	BUY	2400	cylk	15.13
06-21-00	KIA	BUY	1000	cylk	15.00
06-21-00	KIA	BUY	500	cylk	15.00
06-21-00	KIA	BUY	500	cylk	14.94
06-21-00	KIA	BUY	500	cylk	15.00
06-21-00	KIA	BUY	500	cylk	14.88
06-20-00	KIA	SELL	300	cylk	14.87
06-20-00	CTRL	BUY	20000	cylk	15.13
06-20-00	KIA	BUY	5000	cylk	14.94
06-20-00	KIA	BUY	1800	cylk	15.00
06-19-00	CTRL	BUY	20000	cylk	14.72